UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           GLENROSE INSTRUMENTS, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      Common Stock, Par Value $0.01 Per Share
                      -------------------------------------
                         (Title of Class of Securities)

                               Not Applicable
                                  ---------
                               (CUSIP Number)

                                Gwen Reinke
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 8, 2011
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8


                               * * * * * *



CUSIP NO. Not Applicable         SCHEDULE 13D                     Page 2 of 8


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS IV, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)       26-0588744
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                      N/A

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------



                                  * * * * * *




CUSIP NO. Not Applicable        SCHEDULE 13D                     Page 3 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                     N/A

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               -0-
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          -0-

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------



                                  * * * * * *



CUSIP NO. Not Applicable        SCHEDULE 13D                     Page 4 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP IV, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                     N/A

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               -0-
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          -0-

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------



                                  * * * * * *



CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 5 of 8


Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 4, 2008 by Blum Strategic Partners IV, L.P., a Delaware limited partnership ("Blum Strategic IV LP"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); and Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV LLC")(collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $0.01 par value per share (the "Common Stock") and 4% Convertible Debentures Due 2013 ("Debentures") of GlenRose Instruments, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 45 First Avenue, Waltham, Massachusetts 02451.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 is replaced in its entirety with the following:

This Schedule 13D is being filed Blum GP IV LLC, a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic IV LP, whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV LLC and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members of Blum GP IV LLC, their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------
Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum Capital
                     San Francisco, CA 94133            Partners, LP

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum Capital
                     San Francisco, CA 94133            Partners, LP

Douglas J. Dossey    909 Montgomery St.        USA and  Partner,
Managing Member      Suite 400                 Italy    Blum Capital
                     San Francisco, CA 94133            Partners, LP


                               * * * * * *

CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 6 of 8


Arthur C. Young      909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum Capital
                     San Francisco, CA 94133            Partners, LP


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D filed on August 4, 2008.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is amended by adding the following:

The Issuer reported, in its Form 8-K dated July 27, 2010, that on July 23, 2010, it had amended its Debentures to eliminate subsections (i) and (ii) of Section 6(a) of the Debentures, and in connection therewith, the Issuer authorized redemption of $10,000,000 of the Issuer's Debentures. In connection therewith on August 9, 2010, the Issuer redeemed $8,067,226.89 of Blum Strategic IV LP's Debentures. Subsequently, the Issuer redeemed (i) $463,865.55 of Blum Strategic IV LP's Debentures on January 13, 2011, (ii) $403,361.57 of Blum Strategic IV LP's Debentures on March 31, 2011, (iii) $1,067,930.53 of Blum Strategic IV LP's Debentures on July 7, 2011, and (iv) $1,997,615.46 of Blum Strategic IV LP's Debentures on July 8, 2011. Consequently, the Reporting Persons have no further interest in the Debentures or Common Stock of the Issuer.

Additionally, John H. Park, who is a member of Blum GP IV LLC and who was a Member of the board of directors of the Issuer, resigned from the board of directors of the Issuer effective July 12, 2011.


                               * * * * * *








CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 7 of 8

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 is replaced in its entirety with the following:

(a), (b) Pursuant to the redemptions effected by the Issuer as described Above in Item 4, the Reporting Persons hold no further interest in the Issuer.

(c) The Reporting Persons have not engaged in any transactions involving Common Stock or securities of the Issuer in the last 60 days other than the transactions described in Item 4 above.

(d), (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

Item 6 is replaced in its entirety with the following:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking

                                  * * * * * *




CUSIP NO. Not Applicable        SCHEDULE 13D                    Page 8 of 8


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2011


BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gwen Reinke                    By:  /s/ Gwen Reinke
    ---------------------------------     ---------------------------------
     Gwen Reinke                          Gwen Reinke
     Member                               Member


BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP, IV, L.P.,
     its General Partner

By:  Blum Strategic GP IV, L.L.C.,
    its General Partner

By: /s/ Gwen Reinke
    --------------------------------
    Gwen Reinke
    Member


                                  * * * * * *



CUSIP NO. Not Applicable        SCHEDULE 13D                      Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gwen Reinke                    By:  /s/ Gwen Reinke
    ---------------------------------     ---------------------------------
     Gwen Reinke                          Gwen Reinke
     Member                               Member


BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP, IV, L.P.,
     its General Partner

By:  Blum Strategic GP IV, L.L.C.,
    its General Partner

By: /s/ Gwen Reinke
    --------------------------------
    Gwen Reinke
    Member